

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

March 15, 2010

Via U.S. Mail

Peter Dunn
President, Treasurer and Director
Empire Post Media, Inc.
280 South Beverly Drive, Suite 205
Beverly Hills, CA 90212

> **Re:** **Empire Post Media, Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed February 26, 2010**
> **File No. 333-163782**

Dear Mr. Dunn:

We have reviewed your responses to the comments in our letter dated February 19, 2010 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing on EDGAR.

Prospectus

Empire, page 3

1. We note your response to our prior comment 4 and reissue in part. Please disclose the anticipated cost of building up your business by increasing your marketing program and name recognition. Also, we note your disclosure that your current "burn rate" is $4,000 per month. Please disclose the month you will run out of money assuming no change in present trends.

2. We note your response to our prior comment 6; however, please define the term "digital intermediates and deliverables" the first time it is used in the text on page 17 or delete.

3. We note your response to our prior comment 7; however, please briefly describe the methods you are using to market your services.

4. We note your response to our prior comment 8 in your letter dated February 26, 2010; however, please revise your disclosure to briefly explain why you believe your company will be better able to arrange third-party financing for a company that has been denied or is unable to arrange financing for itself.

5. We note your response to our prior comment 9 and reissue in part. Please revise the first paragraph under the heading General Overview and the first paragraph under the heading Description of Business on page 17 to clarify that there can be no guarantee that financing sources will accept collateral in the form of film rights and/or distribution rights.

6. We note your response to our prior comment 10 in your letter dated February 26, 2010; however, please advise us how you believe the phrase "near term" is different than "within six months." For example, do you consider your "near term" capital requirements to include the period "within six months?" If so, please revise your disclosure in the forth paragraph on page 3 to disclose that Empire's near term capital requirements include expenses relating to the development of services and administrative expenses and will be between $24,000 and $30,000.

Risk Factors, page 5

7. We note that a significant part of Empire's business plan involves arranging third-party financing for producers and owners. Please create a risk factor to discuss the fact that your only plan to obtain financing involves collateralizing the film, licensing or distribution rights associated with films and that there can be no guarantee that financing sources will accept such collateral.

Since Empire Anticipates Operating Expenses Will Increase, page 6

8. We note your response to our prior comment 11 and reissue in part. In light of your disclosure that you plan to build up your business by increasing your marketing program and name recognition, and your disclosure that you have costs related to the development of services, administrative expenses and continuing expenses associated with being a public company, please provide quantitative information regarding your long-term capital needs.

We May Incur Significant Costs To Be A Public Company, page 7

9. We note that in response to our prior comment 12 you revised your disclosure to state that it may be difficult to predict how long it will take to complete management's assessment of the effectiveness of internal controls over financial reporting for each year. Please also revise to disclose, if true, that to the extent that you have a limited number of employees, your ability to implement checks and balances in financial reporting will be severely limited.

Description of Business, page 17

10. We note your response to our prior comment 16 and reissue. Please revise the fifth paragraph under this heading to describe management's relationships and contacts with established funding sources and its experience evaluating various types and forms of collateral or delete these statements.

Note Payable to Shareholder, page F-9

11. We note your response to previous comment #27 in regards to the fair value of this note payable. Please expand your disclosure to include the information you provided in your response and either provide the fair value of the note, or indicate the factors considered in determining that fair value would not vary materially from its carrying value.

Other

12. Your financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement should this registration statement become effective after updated financial statements are required.

13. Provide a currently dated consent from the independent public accountant in your next amendment.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jean Yu at (202) 551-3305 or Effie Simpson at (202) 551-3346 if you have questions regarding comments on the financial statements and related matters. Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda L. Ravitz
Branch Chief - Legal

cc: William B. Barnett
        Fax: (818) 999-6922